July 21, 2016

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3720

Attention:	Celeste M. Murphy
Courtney Lindsay

Re:	XY – the Findables Company
Form 1-A
Filed June 17, 2016
File No. 024-10565

Ladies and Gentlemen:

XY – the Findables Company (“XY” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 8, 2016 (the “Comment Letter”), relating to the above referenced Form 1-A (the “Form 1-A”). We are concurrently filing via EDGAR this letter and a revised draft of the Form 1-A. For the Staff’s reference, we are providing the Staff with both a clean copy of the Form 1-A and a copy marked to show changes from the version submitted on June 17, 2016.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated herein, page references correspond to the page of the Form 1-A.

Cover Page

1.	Based on the disclosures in your filing it appears that you have followed the disclosure requirements of Form 1-A. However, you have not indicated on your cover page which form you followed when drafting your document. Please revise your document to include information on the form you followed when drafting your disclosures. Please refer to Part II(a)(1) of Form 1-A.

Securities and Exchange Commission

July 21, 2016

In response to the Staff’s comment, the Company advises the Staff that the Company has revised the disclosures on the cover page of the Form 1-A to provide that the Company is following the Offering Circular disclosure format prescribed by Part II of Form 1-A.

2.	Please revise the outside of your cover page to include the caption “Preliminary Offering Statement.” Please refer to Rule 254 of the Securities Act.

The Company advises the Staff that the Company has revised the cover page of the Form 1-A in response to the Staff’s comment.

3.	In Part I of your filing you indicate that you are conducting a “best efforts” offering. Please revise your cover page to include the information required by the second chart of Part II, Item 1(e) of Form 1-A or provide an analysis of why the omitted information is not required.

The Company advises the Staff that the Company has revised the cover page of the Form 1-A in response to the Staff’s comment.

Plan of Distribution and Selling Security Holders, page 19

4.	Please revise your filing to describe any arrangements for the return of funds to subscribers if all of the securities to be offered are not sold. If there are no such arrangements, please state so in your filing. Refer to Item 5(e) of Form 1-A.

The Company advises the Staff that the Company has revised the disclosure on page 19 of the Form 1-A in response to the Staff’s comment.

Business

Sales and Marketing, page 24

5.	In your filing you state that you believe that “management expects that international sales will eventually climb to 50% of overall sales.” Please (i) state when management expects that the sales will reach this percentage and (ii) provide a basis for this expectation.

The Company advises the Staff that the Company has revised the disclosure on page 24 of the Form 1-A in response to the Staff’s comment.

6.	Note 2 to your financial statements indicate that three customers account for 63% of the company’s outstanding accounts receivables. Please indicate here, if true, that the company is dependent on a few major customers. Refer to Item 7(a)(2) of Form 1-A.

The Company advises the Staff that, although a few major customers comprised a substantial portion of the Company’s accounts receivable in 2015, the Company respectfully submits that the calculation of accounts receivable relates to the culmination of sales during the applicable year which have not been collected to-date by the Company, and does not necessarily indicate the Company’s current

Securities and Exchange Commission

July 21, 2016

or future dependency on such parties. In contrast, actual sales by customer expressed as a percentage of overall sales for the applicable period more closely impacts the Company’s dependency from a business standpoint and overall risk profile.

Further, the Company respectfully submits to the Staff that since December 31, 2015 it has increasingly diversified its customer base such that for the four months ended April 30, 2016, the Company’s five largest customers accounted for approximately 59% of sales during such period, of which Amazon, Zulily, Fox & Friends, MIMI Distributions and AAFS accounted for 15.2%, 14.0%, 11.5%, 11.2% and 7.3% of such total sales, respectively. In addition, the Company’s direct sales through its website accounted for 12.3% of such total sales. As of April 30, 2016, four customers accounted for approximately 64% of the Company’s outstanding accounts receivable, of which Amazon, Army & Air Force Exchange Service, Fry’s Electronics and Fred Meyer accounted for 25.4%, 16.3% 12.1% and 10.6% of such total accounts receivable, respectively. As a result of the Company’s recent sales efforts and trends, management believes that the Company will continue to diversify its sales such that it is not dependent on a few major customers. As such, the Company advises the Staff that it has revised the disclosure on page 24 of the Form 1-A to clarify the recent sales trends and increased customer diversity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations/Trend Information, page 29

7.	Refer to the second paragraph. Please disclose your net income or loss for the first four months of 2016 and 2015. In addition, discuss the reasons for the changes in your net income or loss for the first four months of 2016 as compared to 2015.

The Company advises the Staff that the Company has revised the disclosure on page 29 of the Form 1-A in response to the Staff’s comment.

Compensation of Directors and Executive Officers, page 32

8.	You indicate above your first table in this section that the “table sets forth information about the annual compensation of each of [your] three highest paid persons who were officers or directors.” However, your chart only includes two people. Please add information for the third highest paid officer or director. Alternatively, if you are not required to provide a third person, revise your disclosure to indicate that there are only two persons in the table. Refer to Item 11(a) of Form 1-A.

In response to the Staff’s comment, the Company advises the Staff that the Company has revised the disclosures on page 32 of the Form 1-A to provide that there are only two persons in the table.

Security Ownership of Management and Certain Securityholders, page 33

9.	We note that you have individually named each director and executive officer who beneficially owns for than 10% of the company’s voting securities. Please revise your disclosure to include, in addition to the referenced provided information, the information required by Item 12(a)(1) of Form 1-A for executive officers and directors as a group.

Securities and Exchange Commission

July 21, 2016

The Company advises the Staff that the Company has revised the disclosure on page 33 of the Form 1-A in response to the Staff’s comment.

10.	In Footnote 1 to your beneficial ownership table, you state that provided information regarding common stock held by management and certain securityholders refer to Class B common stock of the company. However, at Footnote 5, you state that the information provided refers to Class A common stock. Please revise your beneficial ownership table to include a separate section for information regarding ownership of Class A common stock.

The Company advises the Staff that the Company has revised the disclosures on page 33 of the Form 1-A in response to the Staff’s comment.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Concentrations of Customers, Vendors and Suppliers, page 7

11.	Revise to disclose your percentage of sales from each customer.

The Company advises the Staff that the Company has revised the disclosure on page 7 of the Notes to Financial Statements in response to the Staff’s comment.

Cash, page 7

12.	Since cash consists of cash and short-term investments, please revise the title to “cash and cash equivalents.”

The Company advises the Staff that the Company has deleted the disclosure on page 7 of the Notes to Financial Statements in response to the Staff’s comment and respectfully submits that the Company has only cash in its bank account and does not have any other cash equivalents.

Deferred Rent, page 8

Note 5 – Commitments and Contingencies, page 12

13.	Please tell us the amount and where the right-of-use asset is classified in the balance sheets. In addition, provide all disclosures required pursuant to ASC 842-29-50-3 and 4. We note your disclosure on page 11 that you did not adopt ASC 2016-02.

As the Staff has noted, the Company has not early adopted ASC 2016-02, and as such the Company respectfully submits that the transitional guidance within ASC 842-10-65-1 is not applicable nor has the classification of leases as “right-of-use assets” been made by the Company. In addition, the

Securities and Exchange Commission

July 21, 2016

Company respectfully submits that the lease is not required to be classified on the balance sheet, nor is it currently provided on the balance sheet. The Company advises the Staff that the Company has revised the disclosure on page 12 of the Notes to Financial Statements in response to the Staff’s comment, including the addition of language to the footnote in accordance with ASC 842-20-50-3, however, the Company respectfully submits that it also discusses deferred rent in Note 2 to the Financial Statements on page 8.

In responding to the Staff’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please direct any questions regarding the Company’s responses or the revised draft of the Form 1-A to Amit Singh of Stradling Yocca Carlson & Rauth, P.C., at (858) 926-3012 or asingh@sycr.com.

Sincerely,

XY – THE FINDABLES COMPANY

/s/ Arie Trouw

Arie Trouw

cc:	Amit Singh, Esq., Stradling Yocca Carlson & Rauth, P.C.

Kelsey Chase, Esq., Stradling Yocca Carlson & Rauth, P.C.